SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings Plc

Transaction in Own Shares

Ryanair Holdings Plc ("the Company") announces that on 5 June, 2013 it purchased for cancellation a total of 15,094,000 ordinary shares of nominal value €0.00635 each in the capital of the Company ("Ordinary Shares").

Of these Ordinary Shares repurchased, 10,094,000 are Ordinary Shares underlying American Depositary Shares ("ADSs"), for which the price paid was $49.80 per ADS. The balance of 5,000,000 Ordinary Shares were purchased directly at a price of €7.10 per Ordinary Share.

Following the cancellation of these shares, the Company will have 1,424,201,880 Ordinary Shares in issue.

Contact:
Howard Millar
Ryanair Holdings Plc
Tel: + 353 1 8121212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 June, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary